EXHIBIT 99.1

Willis Lease Finance Corporation Announces Commencement of Modified Dutch Auction Tender Offer

to Repurchase up to $8 Million of its Common Shares

NOVATO, California, November 17, 2015 - Willis Lease Finance Corporation (the “Company”) (NASDAQ: WLFC), today announced that it has commenced a modified “Dutch auction” tender offer repurchase for cash up to 516,129 of shares of its common stock at a price not less than $15.50 per share nor greater than $18.00 per share, for an aggregate purchase price not to exceed $8 million (the “Tender Offer”). The Tender Offer is subject to the conditions set forth in the offer to purchase, dated November 17, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, may be amended or supplemented from time to time). The Tender Offer, as approved by the Company’s Board of Directors, will expire at 5:00 p.m., New York City time, on December 16, 2015.

Pursuant to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, the Company’s stockholders may tender all or a portion of their shares (1) at a price specified by the tendering stockholder of not less than $15.50 per share nor greater than $18.00 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with terms of the Tender Offer.  When the Tender Offer expires, the Company will determine the lowest price within the range of prices specified above (the “Purchase Price”) that will enable the Company to purchase up to 516,129 shares of its common stock, for an aggregate purchase price not to exceed $8 million.  Up to 516,129 shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Tender Offer.  Shares validly tendered will not be purchased if the price specified by the stockholder is greater than the Purchase Price.  Stockholders that validly tender their shares will receive the net cash amount of the Purchase Price, subject to applicable withholding tax and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the Tender Offer, including the provisions relating to proration, “odd lot” priority and conditional tenders.  The Company also reserves the right to purchase up to an additional 2% of its outstanding common shares without extending the Tender Offer.

The Tender Offer will not be conditioned upon any minimum number of shares being tendered; however, the Tender Offer will be subject to a number of other terms and conditions specified in the Offer to Purchase filed with the Securities and Exchange Commission (“SEC”).  Stockholders must validly tender their shares prior to the expiration of the Tender Offer, but may withdraw such tender at any time prior to the expiration.  In connection with the Tender Offer, Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as dealer manager, D.F. King & Co., Inc. is serving as information agent and American Stock Transfer & Trust Company, LLC is acting as the depositary.

The Company’s Board of Directors has authorized the Tender Offer.  However, none of the Company, the Company’s Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares.  No person is authorized to make any such recommendation.  Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered.  In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the Tender Offer.  Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock.  The Tender Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, which together, may be amended or supplemented from time to time.  Stockholders and investors are urged to read the Company’s Tender Offer statement on Schedule TO filed today with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other Tender Offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they each contain important information.  Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the Tender Offer, by telephone at:  (866) 796-7181 (toll-free), or in writing to: infoagent@dfking.com.

About Willis Lease Finance Corporation

Willis Lease Finance Corporation leases large and regional spare commercial aircraft engines, auxiliary power units and aircraft to airlines, aircraft engine manufacturers and maintenance, repair and overhaul providers in 120 countries. These leasing activities are integrated with engine and aircraft trading, engine lease pools supported by cutting edge technology, as well as various end-of-life solutions for aircraft, engines and aviation materials provided through its subsidiary, Willis Aeronautical Services, Inc.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance.  These statements include, but are not limited to, the terms and expiration date of the modified “Dutch auction” Tender Offer. Do not unduly rely on forward-looking statements, which give only expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to: the effects on the airline industry and the global economy of events such as terrorist activity, changes in oil prices and other disruptions to the world markets; trends in the airline industry and our ability to capitalize on those trends, including growth rates of markets and other economic factors; risks associated with owning and leasing jet engines and aircraft; our ability to successfully negotiate equipment purchases, sales and leases, to collect outstanding amounts due and to control costs and expenses; changes in interest rates and availability of capital, both to us and our customers; our ability to continue to meet the changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting standards and taxes; the market value of engines and other assets in our portfolio; and risks detailed in the Company’s Annual Report on Form 10-K and other continuing reports filed with the SEC.